FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


02045848

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PE

July 1, 2002

TM GROUP HOLDINGS PLC

(*Registrant's name*)


SEC MAIL PROCESSING
RECEIVED
JUL 10 2002
WASH. D.C. 164 SECTION

PROCESSED
JUL 17 2002
THOMSON FINANCIAL

TM House
Ashwells Road, Brentwood,
Essex, CM15 9ST
England
(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F.....X...... Form 40-F................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......... No......X.......

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Special Note to Filing Desk

As a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act, TM Group Holdings PLC is not required to file reports electronically via EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2002

TM GROUP HOLDINGS PLC

By: 

Russell Cox
Chief Finance Director

Exhibit Index

The following document is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit	Description	Sequential Page No.
1.	Notice placed in the Luxemburger Wort re: Redemption of Senior Floating Rate Notes, dated July 1, 2002...............	4

DOREMUS 79mm x 105mm BTD 15 P 36511a 27.6.2002 Fourth Proof

July 1, 2002

Notice to Noteholders

TM Group Holdings PLC

£30,000,000

Senior Floating Rate Notes due 2008

ISIN: XS0095253513 and Common Code: 009525351

(the "Notes")

Notice is hereby given to the holders of the Notes that, in accordance with Condition 6 of the Notes, the Issuer will exercise its option to redeem the Notes in whole on July 18, 2002 (the "Redemption Date") at 101.00% of their face value plus accrued and unpaid interest thereon, if any, and Additional Amounts, if any, to the Redemption Date (the "Redemption Price").

Collection of the Redemption Price is subject to the Notes being presented and surrendered to Deutsche Bank Luxembourg S.A. at 2, Boulevard Konrad Adenauer, L-1115 G.D. Luxembourg in its capacity as Principal Paying Agent.

The Notes will cease to accrue interest on and after the Redemption Date as described in the terms and conditions of the Notes.

TM Group Holdings PLC **Deutsche Bank**



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